August 24, 2011

On behalf of Cypress Semiconductor Corporation (“Cypress” or the “Company”), we hereby submit the Company’s responses to the staff’s comment letter of July 29, 2011. For ease of review, we have included each of the comments from the comment letter followed by Cypress’s response to that comment.

Form 10-K for the fiscal year ended January 2, 2011

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 30

Yield Enhancement Program, page 32

Comment 1.

We note from your disclosure that upon settlement of each yield enhancement agreement you receive either shares of your common stock or cash. We also note from your consolidated statements of cash flows that during the fiscal year ended January 2, 2011 that approximately $114 million of the agreements were settled in stock and approximately $9 million were settled in cash. Since your history with your yield enhancement strategy indicates that a majority of your yield enhancement agreements are settled in stock, and since at the time you enter into such arrangements you cannot determine whether you will receive cash or shares upon settlement, please provide us with your analysis as to whether your liquidity and capital resources discussion should include any known trends or commitments that would have the effect of reducing your liquidity and whether you should include risk factor disclosure that to the extent that your yield enhancement agreements are settled in shares of your stock, your cash and cash equivalents and your working capital and liquidity could be reduced.

In your future filings, please clarify for your investors what you do with the shares of common stock upon receipt under these arrangements and clarify how this strategy interacts with your decisions to repurchase shares under your share repurchase program.

Cypress’s response:

The Staff is respectfully advised that our historical yield enhancement program (YEP) activity, which totaled $275.9 million from the inception of the program through fiscal 2010, resulted in approximately 42.0 percent of the YEP arrangements settling in stock and approximately 58.0 percent settling in cash. Upon execution of a YEP arrangement, the Company records a reduction of cash and equity. Upon settlement of the YEP arrangement, the Company records treasury stock, or cash depending on whether the arrangement settles in shares or cash.

The $9.0 million that appears in the investing section of fiscal 2010 statement of cash flows represents the net cash received - i.e. the cash received upon settlement of the arrangement less cash paid upon execution of the arrangement, from the arrangements that were settled in cash. For these agreements, we deposited with the counterparties $276 million upon the execution of the YEP arrangements and upon maturity received $287 million from the counterparties per the terms of the respective arrangements.

With regard to the impact of the YEP on our liquidity we would like to note:

•	As previously indicated, impact of the reduction in our cash balance upon execution of a YEP arrangement is reflected in the financial position and cash flows of the respective reporting period.

•

We include an analysis of the activity for the YEP program in the notes to our financial statements, which includes known trends in settlement of these arrangements. For example, the fiscal 2010 activity of our YEP is presented in Note 15 of our Form 10-K for the fiscal year ended January 2, 2011.

•

When the Company enters into a YEP arrangement subsequent to the fiscal period end and prior to the filing of a financial period, we include subsequent event disclosures for the known commitments related to YEP arrangements executed subsequent to the period end. For example, Note 16 of our Form 10-Q for the quarterly period ended July 3, 2011 discloses the YEP arrangement we entered into on August 4, 2011.

Given the short term nature of the YEP arrangements and the fact that we believe the results of the agreements are not a detriment to the Company’s liquidity we do not believe a risk factor related to impact on liquidity of the YEP is warranted.

The Company advises the Staff that, in addition to the aforementioned disclosures, in response to your comment letter, we have enhanced the disclosures related to our YEP in the footnotes and liquidity section of the Company’s most recent Form 10-Q for the quarterly period ended July 3, 2011 as follows:

•

We enhanced our disclosure in Note 10, Debt and Equity transactions, to inform investors that the shares received upon the maturing of a YEP agreement are included in the Company’s shares of common stock held in treasury.

•

We enhanced our disclosures in the Liquidity and Capital Resources paragraph within Item 2 Management’s Discussion and Analysis of Financial Condition and Results of Operation to clarify that the YEP arrangements that settle in stock, are considered stock repurchases under the Company’s Stock Repurchase Program.

We will continue to disclose this in future filings, as appropriate, based on the facts and circumstances present at the date of each future filing.

Item 8. Financial Statements and Supplementary Data, page 60

Note 19. Commitments and Contingencies, page 102 Litigation

and Asserted Claims

Comment 2.

With respect to the described contingencies, please tell us how your disclosure also considers the guidance from FASB ASC 450-20-50-4b. Under the cited guidance, disclosure made pursuant to FASB ASC 450-20-50-3 should also provide an estimate of any possible loss or range of loss or state that such estimate cannot be made.

Cypress’s response:

At the time of filing of our Form 10-K for the fiscal year ended January 2, 2011, the Company considered the guidance from FASB ASC 450-20-50-4b and based on the information known at the time, we estimated that a loss was not reasonably possible. The Company believes, by disclosing that the complaint had made no specific demand for relief, it would have been clear to the reader of our financial statements that it would not have been possible for the Company to estimate the range of any potential loss. The Company believes its disclosures were appropriate based on the facts and circumstances of the cases at the date of the filing of the 10-K. Accordingly, the Company believes that its disclosure complied with the requirements of FASB ASC 450-20-50-4b.

However, in response to the staff’s comment we have enhanced our disclosure in Footnote 9. Commitments and contingencies, page 23 of our Form 10-Q for quarterly period ended July 3, 2011 to address our potential range of loss, unless such range is not known at the time and/or cannot be estimated. We will continue to include such disclosures in future filings, as appropriate, based on the facts and circumstances present at the date of each future filing.

Form 10-Q for the quarterly period ended April 3, 2011

Note 2. Divestiture, page 8

Comment 3.

With respect to the image sensors product family that you divested, please tell us how your presentation considers the guidance in FASB ASC 205-20-45-1. Specifically, describe the factors that were considered in determining whether to report the disposal as discontinued operations.

Cypress’s response:

In connection with the sale of the Company’s image sensors product family (“Image Sensors”), we entered into a transition services agreement with ON Semiconductor where Cypress provides backend manufacturing, planning and general and administrative support services in exchange for cash payments from ON Semiconductor starting from the date of the sale through August 2012. Accordingly, per the guidance in FASB ASC 205-20-45-1, as we continued to have involvement with Image Sensors and continue to receive cash payments in exchange for our services, we believe that we do not meet the criteria to classify the Image Sensors product family sale as discontinued operations in fiscal 2011.

Conclusion

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The Company acknowledges that:

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Cypress’s response:

Cypress Semiconductor (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kindly contact the undersigned at (408) 943-2754 if you have any questions or require additional information.

Very truly yours,

/s/ Brad Buss
Brad Buss